SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C. 209 SECTION

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

[redacted]

05012865

November 25, 2005

VIA AIR COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Construction of New Memory Fabrication Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

PROCESSED
NOV 30 2005
THOMSON FINANCIAL

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dlw 11/30

SAMSUNG ELECTRONICS

Construction of New Memory Fabrication Line

On November 21, 2005, the management committee of Samsung Electronics authorized an investment in construction of a new memory fabrication line(s) to meet the growing demand for memory products.

▫ **Details**

- Investment amount: KRW 636.9 billion
- Products: Memory products including DRAM and NAND Flash
- Financing: Cash on hand
- Location: Gyeonggi-do Hwaseong, Korea

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 25, 2005

SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH. D.C. 209 SECTION

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Supply Agreement of NAND Flash Memory with Apple Computer) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

Supply Agreement of NAND Flash Memory with Apple Computer

On November 21, 2005 (Pacific time zone), Samsung Electronics reached a long term agreement with Apple Computer under which Samsung Electronics will supply NAND Flash Memory to Apple Computer until 2010.

Under the agreement, Apple Computer will make a pre-payment of USD 1.25 billion to some of the suppliers(USD 0.5 billion for Samsung Electronics) during three months following the contract date.

* Other terms and conditions of the agreement are confidential.

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 25, 2005

NOV 2 8 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Equity Investments in Subsidiaries) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

Equity Investments in Subsidiaries

On November 21, 2005, the management committee authorized to make equity investments in Samsung Electronica Da Amazonia Ltda. and Samsung Electronics Slovakia S.R.O.

▫ **Details**

1. Investee: Samsung Electronica Da Amazonia Ltda. (overseas subsidiary)
   - Investment amount: USD 45,000,000
2. Investee: Samsung Electronics Slovakia S.R.O. (overseas subsidiary)
   - Investment amount: USD 10,000,000